June 4, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Epolin, Inc. Schedule TO filed May 8, 2012 Filed by Polymathes Holdings I LLC and Polymathes Acquisition I Inc. File No. 5-62227

Dear Ms. Kim:

On behalf of Polymathes Holdings I LLC (“Parent”) and Polymathes Acquisition I Inc. (“Purchaser”), in connection with the Schedule TO originally filed by Parent and Purchaser on May 8, 2012, as amended (the “Schedule TO”) with the Securities and Exchange Commission (the “Commission”), set forth below are Parent’s and Purchaser’s responses to the comment letter dated May 31, 2012 (the “Comment Letter”) from the Staff of the Commission (the “Staff”).

For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO and the Amendment.

Offer to Purchase
Source and Amount of Funds or Other Consideration, page 13

1. Please advise as to whether C3 Capital, LLC should be included as a co-bidder in the offer, or revise the cover page of the Schedule TO and the Offer to Purchase to include C3 Capital as a co-bidder.  Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included.  In this regard, we note that C3 Capital will be providing most of the financing for the offer and will own 40% of the Purchaser after the offer for all of Epolin’s shares.

Parent & Purchaser Response:  Parent and Purchaser do not believe that C3 Capital should be designated as a co-bidder.  Parent and Purchaser have reviewed the relevant section of the November 2000 Current Issues and Rulemaking Projects Outline and analyzed the relevant factors.  C3 played absolutely no role the initiating, structuring, and negotiating of the Offer.  Parent and Purchase negotiated price, representations, warranties, covenants, and conditions precedent to both the Merger Agreement and the Offer.  Neither C3 nor its counsel reviewed or approved the Merger Agreement or the Offer before the documents were publicly filed with the Securities and Exchange Commission.  C3 had no control over the terms of the Offer.  There is no privity of contract between C3 and Epolin, Inc, the target of the Offer.  If the Parent or Purchaser breaches the Merger Agreement, Parent and Purchaser will be solely responsible for the payment of the termination fee to Epolin, Inc.  If Epolin, Inc. breaches the Merger Agreement, C3 will have no claim to the termination fee received by Parent and Purchaser.   C3 was only contacted by Parent and Purchaser after extensive negotiations had taken place between Parent and Purchaser and Epolin, Inc. regarding the Offer and its material terms.  C3 has no control over Parent or Purchaser.  After the closing of the Offer and Merger, C3 will have no operational or managerial control over the surviving company.  Because C3 will have no operational control over Parent, Purchaser, and Epolin, Inc., C3 will have a security interest in the assets of Parent, Purchaser and Epolin, Inc.  C3 played no role in the creation or formation of the Parent and Purchaser.  C3 is being given 40% of the equity to compensate C3 for the risk that it is taking in providing the majority of the financing.  C3’s equity tranche is subject to a downward sliding ratchet that reduces C3’s equity holding in the event Epolin, Inc. does well under the management of the Parent and Purchaser.  C3 holds this equity at a zero cost basis for tax purposes.  Furthermore, Parent and Purchaser have granted C3 a put option that C3 can exercise that requires Parent, Purchaser and Epolin, Inc. to repurchase all of C3’s equity at an already agreed upon price.  Based on the above analysis and facts, C3 is the lender and should not be included as a co-bidder in the Offer.

Certain Conditions to the Offer, page 26

2. We note your response to comment 13 in our letter dated May 17, 2012.  Please confirm that at least five business days will remain in the offer if any of the Minimum Condition, minimum Adjusted Cash, minimum Adjusted Net Working Capital or the New Jersey Industrial Site Recovery Act conditions are waived.

Parent & Purchaser Response:  Parent and Purchaser agree that at least five business days will remain in the offer if any of the Minimum Condition, minimum Adjusted Cash, minimum Adjusted Net Working Capital or the New Jersey Industrial Site Recovery Act are waived.  In the event, that any of these conditions are waived with less than five days remaining in the offer period, Parent and Purchaser will extend the tender to conform with this requirement.

Please be advised that, in connection with the Comment Letter and Purchaser’s responses thereto, Purchaser hereby acknowledges the Staff’s position that (i) Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Purchaser may not assert the Staff comments as a defense in an y proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (609) 945-1690.

Very truly yours,

/s/ William J. Golden

William J. Golden
Managing Member – General Counsel
Polymathes Holdings I LLC